

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 16, 2006

<u>**Via U.S. Mail and Fax (210.614.7264)**</u>
Mr. Antonio Estrada
Corporate Controller and Principal Financial Officer
ATSI Communications, Inc.
8600 Wurzbach, Suite 700W
San Antonio, TX 78240

        RE: ATSI Communications, Inc.
               Form 10-KSB/A for the Fiscal Year Ended July 31, 2005
               Filed November 2, 2005

               Form 10-Q for the Fiscal Quarter Ended October 31, 2005
               File No. 1-15687

Dear Mr. Estrada:

      We have completed our review of your Form 10-KSB/A and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             /s/ Kyle Moffatt for

                             Larry Spirgel
                             Assistant Director